UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Verb Technology Company, Inc.
(Name of Issuer)
Common Stock, $0.0001 Per Share
(Title of Class of Securities)
92337U302
(CUSIP Number)
October 14, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
X  Rule 13d-1(c)
 Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Corsair Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 58,821
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 58,821

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,821
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Corsair Capital Partners 100, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,694
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,694

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,694
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Corsair Capital Investors, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,485
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,485

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,485
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12.	TYPE OF REPORTING PERSON (see instructions) CO

1.	NAMES OF REPORTING PERSONS Corsair Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 70,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 70,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (see instructions) IA; PN

1.	NAMES OF REPORTING PERSONS Jay Petschek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 70,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 70,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS Steven Major
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 70,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 70,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

This statement was filed with respect to the common stock of Verb Technology Company, Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of October 14, 2024.

Item 1.
(a)	Name of Issuer: Verb Technology Company, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 3024 Sierra Juniper Court Las Vegas, Nevada 89138 United States

Item 2.
(a)
Name of Person Filing
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•Corsair Capital Partners, L.P. (“Corsair Capital”)
•Corsair Capital Partners 100, L.P. (“Corsair 100”)
•Corsair Capital Investors, Ltd (“Corsair Investors”)
•Corsair Capital Management, L.P. (“Corsair Management”)
•Jay R. Petschek (“Mr. Petschek”) and
•Steven Major (“Mr. Major”)

Corsair Management acts as the investment manager of Corsair Capital, Corsair 100, and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.

(b)
Address of the Principal Office or, if none, residence
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 87 Sheldrake Rd. Scarsdale, NY 10853.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.

(c)
Citizenship
Each of Corsair Capital, Corsair 100, and Corsair Management is a limited partnership formed under the laws of the State of Delaware.  Corsair Investors is an exempted company formed under the laws of the Cayman Islands.  Each of Mr. Petschek and Mr. Major is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number 92337U302

Item 3.  If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.  Ownership.

(a)
Amount beneficially owned: Collectively, the Reporting Persons beneficially own 70,000 shares of Common Stock.
•    Corsair Capital individually owns 58,821 shares of Common Stock.
•    Corsair 100 individually owns 8,694 shares of Common Stock.
•    Corsair Investors individually owns 2,485 shares of Common Stock.
•    Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, and Corsair
      Investors may be deemed to beneficially own 70,000 shares of Common Stock.

•    Mr. Petschek, as a controlling person of Corsair Management, may be  deemed to individually beneficially own 70,000 shares of Common Stock.
•    Mr. Major, as a controlling person of Corsair Management, may be deemed to individually beneficially own 70,000 shares of Common Stock.

(b)
Percent of class: Collectively, as of October 14th, 2024 the Reporting Persons may be deemed to have beneficially owned 70,000 shares of Common Stock representing 9.6% of all the outstanding shares of Common Stock. The foregoing percentage is based on 727,987 shares of Common Stock outstanding, which was calculated based on 145,597,352 shares of Common Stock outstanding as of August 9, 2024, as reported on the Issuer’s  Quarterly Report on Form 10-Q filed August 14, 2024, and giving effect to 1-for-200 reverse stock split effected on September 27, 2024, and disclosed in the Issuer’s Current Report on Form 8-K, filed on September 27, 2024.

Corsair Capital’s individual ownership of 58,821 shares of Common Stock represents 8.1% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 8,694 shares of Common Stock represents 1.2% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 2,485 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 70,000 shares of Common Stock represents 9.6% of all the outstanding shares of Common Stock.

The 70,000 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 9.6% of all the outstanding shares of Common Stock.

The 70,000 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 9.6% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote shares of Common Stock Not Applicable

(ii)
Shared power to vote or to direct the vote.

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 58,821 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 8,694 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 2,485 shares of common Stock owned by Corsair Investors.

	(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock Not Applicable

(iv)
Shared power to dispose or to direct the disposition of:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 58,821 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 8,694 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 2,485 shares of common Stock owned by Corsair Investors.

Item 5.  Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
See Exhibit B.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 16, 2024
CORSAIR CAPITAL PARTNERS, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:	Corsair Capital Management, L.P.,
Attorney-in-Fact
By:	Corsair Capital Management GP, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By:	Corsair Capital Management GP, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXIBIT A
JOINT FILING AGREEMENT

The Undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Verb Technology Company, Inc., dated as of this October 16, 2024 is, and any further amendments thereto signed by each of the undersigned shall be, filled on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1 k) under the Securities Exchange Act of 1934, as Amended.

Dated October 16, 2024

CORSAIR CAPITAL PARTNERS, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By:	Corsair Capital Advisors, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By:	Corsair Capital Management, L.P.,
Attorney-in-Fact
By:	Corsair Capital Management GP, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, LP.
By:	Corsair Capital Management GP, L.L.C.,
General Partner

By:	/s/ Jay R. Petschek
Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.P.

Jay R. Petschek

Steven Major